UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

Gemphire Therapeutics Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

36870A108
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_ |  Rule 13d-1(b)
|_ |  Rule 13d-1(c)
|X |  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  36870A108
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1) Names of Reporting Persons. PFIZER INC.
I.R.S. Identification Nos. of Above Persons (entities only) 13-5315170
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2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) |_|
(b) |_|
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3) SEC Use Only
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4) Citizenship or Place of Organization
Delaware
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 675,250 shares of Common Stock, $0.001 par value per share ("Common Stock")
6. Shared Voting Power 0
7. Sole Dispositive Power 675,250 shares of Common Stock
8. Shared Dispositive Power 0

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9) Aggregate Amount Beneficially Owned by Each Reporting Person  675,250 shares of Common Stock
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) |_|
11) Percent of Class Represented by Amount in Item 9      7.3%(1)
12) Type of Reporting Person (See Instructions)   CO

ITEM 1.
(A) NAME OF ISSUER: Gemphire Therapeutics Inc.
(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:  17199 N. Laurel Park Drive, Suite 401, Livonia, MI, 48512
ITEM 2.
(A) NAME OF PERSONS FILING: This statement is being filed by Pfizer Inc., a Delaware corporation ("Pfizer")
(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE: The principal address of  Pfizer is 235 E. 42nd Street, New York, NY 10017.
(C) CITIZENSHIP: Delaware
(D) TITLE OF CLASS OF SECURITIES: Common Stock
(E) CUSIP NUMBER:  36870A108
ITEM 3.
Not applicable.
(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f ) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i ) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)  ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.
(a) Amount beneficially owned: 675,250  Shares of Common Stock
(b) Percent of class:    7.3% (1)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:  675,250 Shares of Common Stock
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of:  675,250 Shares of Common Stock
(iv) Shared power to dispose or to direct the disposition of:   0

(1) The ownership percentage of the Reporting Person has been calculated on the basis of  9,270,255 shares outstanding as of October 25, 2016, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2016.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.
ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not applicable.
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.
ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not applicable.
ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2017

PFIZER INC.

By: /s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary